UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO.         )

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

eAccess Kabushiki Kaisha

(Name of Subject Company)

eAccess Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

SOFTBANK CORP.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N / A

(CUSIP Number of Class of Securities (if applicable))

Masato Suzaki Corporate Officer, Legal SOFTBANK CORP. 1-9, Higashi Shimbashi 1-chome, Minato-ku Tokyo 105-7303, Japan (Telephone +81-3-6889-2270)

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit Number	Description
1	NOTICE OF CONVOCATION OF THE EXTRAORDINARY SHAREHOLDERS MEETING

Item 2. Informational Legends

Included in the documents attached as exhibits hereto.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The following documents are attached as exhibits to this Form.

Exhibit Number	Description
2	Announcement of Making eAccess Ltd. a Wholly-owned Subsidiary of SOFTBANK CORP. Through Share Exchange And Business Alliance between SOFTBANK MOBILE Corp. and eAccess Ltd.*

3	Correction of Announcement of Making eAccess Ltd. a Wholly-owned Subsidiary of SOFTBANK CORP. Through Share Exchange And Business Alliance between SOFTBANK MOBILE Corp. and eAccess Ltd.**

4	Announcement of Amending Part of the Share Exchange Agreement between SOFTBANK CORP. and eAccess Ltd.***

*	Previously submitted on Form 425 on October 1, 2012 and resubmitted on this form CB.
**	Previously submitted on Form 425 on October 5, 2012 and resubmitted on this form CB.
***	Previously submitted on Form 425 on November 2, 2012 and resubmitted on this form CB.

PART III - CONSENT TO SERVICE OF PROCESS

Form F-X filed concurrently with the Commission on November 21, 2012.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Masato Suzaki
(Signature)

Masato Suzaki
Corporate Officer, Legal
SOFTBANK CORP.
(Name and Title)

November 21, 2012
(Date)